Filed by Interxion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interxion Holding N.V.
Filer's SEC File No.: 001-35053
Date: May 7, 2015

This filing relates to a proposed business combination involving TelecityGroup plc and
Interxion Holding N.V.

Schiphol-Rijk, 7 May 2015

Subject: Merger with TelecityGroup

Dear Fellow Interxion Employees,

Today, 7 May 2015, TelecityGroup announced in a news release that they have received an approach from Equinix, Inc. regarding a possible offer for TelecityGroup.

Our agreement of 9 March 2015 with TelecityGroup prohibits either Interxion or TelecityGroup from soliciting alternative proposals and from discussing alternative proposals except in limited circumstances. The Board of TelecityGroup has determined that it is required by virtue of its fiduciary duties to enter into discussions with Equinix and has decided to permit Equinix to undertake a short period of due diligence.

At this stage, there can be no certainty that any offer will ultimately be made for TelecityGroup or as to the terms on which any offer would be made.

Interxion remains committed to the transaction with TelecityGroup on the terms as agreed and unanimously approved by the parties on 9 March 2015, and both parties continue to work to progress the transaction. Interxion continues to believe that the pending Merger with TelecityGroup is a strategically compelling combination that delivers meaningful value to Interxion and TelecityGroup shareholders, our customers, and importantly, our valued employees.

We recognize that you may have questions regarding this announcement. Rest assured that your management team will keep you informed of further developments as and when appropriate. In the meantime, it is important that we all remain focused on continuing with our current sales efforts, outstanding customer service, and contingency planning.

As a reminder, this announcement will generate increased interest in our company among members of the media and financial community. As always, it is important that we speak with one voice, and we ask that you please forward any inquiries from outside parties to Marion de Venster or investors to Jim Huseby and that you do not comment on the situation.

I have attached copies of the TelecityGroup news release and the news release that Interxion submitted to the markets today. In due time, you will receive more information. In the meantime, please continue doing your job in the same fantastic way that you have been.

On behalf of the Board and management team, I thank you for your continued commitment to our company.

Thank you for your support,

David

Forward-Looking Statements / Additional Disclaimers

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, the negotiations for the business combination may not advance, and even if they do, it may not be possible to enter into definitive documentation on satisfactory terms and close the agreement.

Interxion does not assume any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.